12800 Tuckahoe Creek Parkway, Richmond, Virginia 23238 1115
Phone (804) 747 0422

July 10, 2012

Daniel Leslie, Esq.

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Re:	CarMax, Inc.

Form 10-K for Fiscal Year Ended February 29, 2012

Filed April 25, 2012

File No. 1-31420

Dear Mr. Leslie:

As a follow-up to the conversation we had yesterday, this letter will confirm that CarMax, Inc. has requested an extension until August 3, 2012 to respond to the comment letter that we received regarding the above-referenced filed document. If you have any questions or comments, please do not hesitate to contact me at (804) 935-3543.

Sincerely,

/s/ Terence J. Rasmussen
Terence J. Rasmussen
Senior Corporate Counsel and
Assistant Secretary